Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

March 24, 2015

TELUS Corporation

Indicative Term Sheet

—% Series CS Notes due March 27, 2018

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$— million Series CS Notes pursuant to the Short Form Base Shelf Prospectus dated November 19, 2014 and the Prospectus Supplement dated March 24, 2015 (“Notes”)

Principal Amount:	Minimum C$200 million

Pricing Date:	March 24, 2015

Settlement Date:	March 27, 2015 (T+3)

Maturity Date:	March 27, 2018

Coupon:	—% per annum, payable semi-annually in arrears, in equal instalments on March and September 27th , commencing on September 27, 2015.

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Issue Yield:	—% per annum

Issue Price:	C$— per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:	The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:	Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated March 24, 2015)

Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. (See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated March 24, 2015).

Use of Proceeds:	The net proceeds of this Offering will be used to (a) fund all or a portion of the remaining $1.2 billion required to acquire the AWS-3 Spectrum Licences, (b) repay approximately $— million of indebtedness drawn from the 2014 Credit Facility and approximately $135 million of outstanding commercial paper, and (c) any remaining balance will be used for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP/ISIN:	87971MAZ6 / CA87971MAZ64

Syndicate:

CIBC World Markets Inc. (Joint Lead and Bookrunner)

Scotia Capital Inc. (Joint Lead and Bookrunner)

TD Securities Inc. (Joint Lead and Bookrunner)

BMO Nesbitt Burns Inc.

RBC Dominion Securities Inc.

HSBC Securities (Canada) Inc.

National Bank Financial Inc.

Desjardins Securities Inc.

Wells Fargo Securities Canada Ltd.

Canaccord Genuity Corp.

JP Morgan Securities Canada Inc.

Laurentian Bank Securities Inc.

One or more sections of this indicative term sheet may be provided by members of the syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

The Company has filed a registration statement (File No. 333-199916) (including a short form base shelf prospectus dated November 19, 2014) and will file a prospectus supplement dated March 24, 2015 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, Scotia Capital (USA) Inc. at 1-800-372-3930 or TD Securities (USA) LLC at 1-800-263-5292.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

March 24, 2015

TELUS Corporation

Indicative Term Sheet

—% Series CT Notes due March 28, 2022

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$— million Series CT Notes pursuant to the Short Form Base Shelf Prospectus dated November 19, 2014 and the Prospectus Supplement dated March 24, 2015 (“Notes”)

Principal Amount:	Minimum C$700 million

Pricing Date:	March 24, 2015

Settlement Date:	March 27, 2015 (T+3)

Maturity Date:	March 28, 2022

Coupon:	—% per annum, payable semi-annually in arrears, in equal instalments (except the first interest payment) on March and September 28th , commencing on September 28, 2015. The first interest payment (long first coupon) on September 28, 2015 will be in an amount equal to $—.

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Issue Yield:	—% per annum

Issue Price:	C$— per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Redemption:

The Notes may be redeemed at any time prior to February 28, 2022 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes, or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after February 28, 2022 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

“Discounted Value” shall mean an amount equal to the sum of the present values of all remaining scheduled payments of principal and interest (not including any portion of the payment of interest accrued as of the redemption date) from the redemption date of the Notes to the respective due dates for such payments until February 28, 2022 computed on a semi-annual basis by discounting such payments (assuming a 365 day year) to the redemption date of the Notes at the Government of Canada Yield plus — basis points.

“Government of Canada Yield” shall mean, with respect to any redemption date, the mid-market yield to maturity on the third business day (the “Determination Date”) preceding the redemption date of the Notes, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to February 28, 2022 from such redemption date as quoted by a dealer selected from time to time by the Company and approved by the trustee for the Notes at noon (Toronto time) on such Determination Date.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:	The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:	Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated March 24, 2015)

Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. (See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated March 24, 2015).

Use of Proceeds:	The net proceeds of this Offering will be used to (a) fund all or a portion of the remaining $1.2 billion required to acquire the AWS-3 Spectrum Licences, (b) repay approximately $— million of indebtedness drawn from the 2014 Credit Facility and approximately $135 million of outstanding commercial paper, and (c) any remaining balance will be used for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP/ISIN:	87971MBA0 / CA87971MBA05

Syndicate:

CIBC World Markets Inc. (Joint Lead and Bookrunner)

Scotia Capital Inc. (Joint Lead and Bookrunner)

TD Securities Inc. (Joint Lead and Bookrunner)

BMO Nesbitt Burns Inc.

RBC Dominion Securities Inc.

HSBC Securities (Canada) Inc.

National Bank Financial Inc.

Desjardins Securities Inc.

Wells Fargo Securities Canada Ltd.

Canaccord Genuity Corp.

JP Morgan Securities Canada Inc.

Laurentian Bank Securities Inc.

One or more sections of this indicative term sheet may be provided by members of the syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

The Company has filed a registration statement (File No. 333-199916) (including a short form base shelf prospectus dated November 19, 2014) and will file a prospectus supplement dated March 24, 2015 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, Scotia Capital (USA) Inc. at 1-800-372-3930 or TD Securities (USA) LLC at 1-800-263-5292.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

March 24, 2015

TELUS Corporation

Indicative Term Sheet

—% Series CU Notes due January 29, 2046

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Issue:	C$— million Series CU Notes pursuant to the Short Form Base Shelf Prospectus dated November 19, 2014 and the Prospectus Supplement dated March 24, 2015 (“Notes”)

Principal Amount:	Minimum C$400 million

Pricing Date:	March 24, 2015

Settlement Date:	March 27, 2015 (T+3)

Maturity Date:	January 29, 2046

Coupon:	—% per annum, payable semi-annually in arrears, in equal instalments (except the first interest payment) on January and July 29th , commencing on July 29, 2015. The first interest payment (short first coupon) on July 29, 2015 will be in an amount equal to $—.

Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

Issue Yield:	—% per annum

Issue Price:	C$— per $100 principal amount

Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

Redemption:

The Notes may be redeemed at any time prior to July 29, 2045 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after July 29, 2045 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

“Discounted Value” shall mean an amount equal to the sum of the present values of all remaining scheduled payments of principal and interest (not including any portion of the payment of interest accrued as of the redemption date) from the redemption date of the Notes to the respective due dates for such payments until July 29, 2045 computed on a semi-annual basis by discounting such payments (assuming a 365 day year) to the redemption date of the Notes at the Government of Canada Yield plus — basis points.

“Government of Canada Yield” shall mean, with respect to any redemption date, the mid-market yield to maturity on the third business day (the “Determination Date”) preceding the redemption date of the Notes, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to July 29, 2045 from such redemption date as quoted by a dealer selected from time to time by the Company and approved by the trustee for the Notes at noon (Toronto time) on such Determination Date.

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.

Distribution:	The Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes outside Canada and the United States.

Covenants:	Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated March 24, 2015)

Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event. (See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated March 24, 2015).

Use of Proceeds:	The net proceeds of this Offering will be used to (a) fund all or a portion of the remaining $1.2 billion required to acquire the AWS-3 Spectrum Licences, (b) repay approximately $— million of indebtedness drawn from the 2014 Credit Facility and approximately $135 million of outstanding commercial paper, and (c) any remaining balance will be used for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

CUSIP/ISIN:	87971MBB8 / CA87971MBB87

Syndicate:

CIBC World Markets Inc. (Joint Lead and Bookrunner)

Scotia Capital Inc. (Joint Lead and Bookrunner)

TD Securities Inc. (Joint Lead and Bookrunner)

BMO Nesbitt Burns Inc.

RBC Dominion Securities Inc.

HSBC Securities (Canada) Inc.

National Bank Financial Inc.

Desjardins Securities Inc.

Wells Fargo Securities Canada Ltd.

Canaccord Genuity Corp.

JP Morgan Securities Canada Inc.

Laurentian Bank Securities Inc.

One or more sections of this indicative term sheet may be provided by members of the syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions.]

The Company has filed a registration statement (File No. 333-199916) (including a short form base shelf prospectus dated November 19, 2014) and will file a prospectus supplement dated March 24, 2015 (including the short form base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, Scotia Capital (USA) Inc. at 1-800-372-3930 or TD Securities (USA) LLC at 1-800-263-5292.